UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: May 2, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

First Quarterly Report 2007

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2007 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1. IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). A similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2007 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management, hereby confirms that the information set out in this report does not contain any false information, misleading statement or material omission, and accepts joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Mr. Li Fenghua, the chairman of the Board, had appointed Mr. Cao Jianxiong, director, as his proxy to chair the meeting and vote on his behalf. Mr. Luo Chaogeng, director, had authorized Mr. Wan Mingwu, director, to vote on his behalf. Mr. Zhong Xiong, director, had authorized Mr. Luo Zhuping, director, to vote on his behalf. Mr. Hu Honggao, independent non-executive director, had authorized Mr. Wu Baiwang, independent non-executive director, to vote on his behalf. Mr. Peter Lok, independent non-executive director, had authorized Mr. Wu Baiwang, independent non-executive director, to vote on his behalf. Mr. Zhou Ruijin, independent non-executive director, had authorized Mr. Wu Baiwang, independent non-executive director, to vote on his behalf.

Mr. Li Fenghua, chairman of the Board of the Company, Mr. Cao Jianxiong, president of the Company and officer-in-charge of accounting, Mr. Luo Weide, chief financial officer, and Mr. Wu Longxue, general manager and officer-in-charge of the accounting department, hereby represent that the financial report forming part of this quarterly report is true and complete.

2. BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)
Total assets (RMB)	61,289,442,086.76	60,136,810,426.94	1.92

Shareholders’ equity (excluding minority interests)(RMB)	2,550,985,936.73	3,090,932,156.59	-17.47

Net assets per share (RMB)	0.524	1.195	-56.14

	From the beginning of the year to the end of the reporting period	Increase/ decrease compared with the same period last year
		(%)

Net cash flow generated from operating activities (RMB)	2,553,244,663.10	62.77

Net cash flow per share generated from operating activities (RMB)	0.53	62.77

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period compared with the same period last year
			(%)

Net profit (RMB)	-510,863,563.80	-510,863,563.80	-46.51
Basic earnings per share (RMB)	-0.113	-0.113	-42.35
Diluted earnings per share (RMB)	-0.113	-0.113	-42.35
Yield on net assets (%)	-20.03	-20.03	increased by 10.87
			percentage points
Yield on net assets net of non-recurring gain or loss (%)	- 25.08	-25.08	increased by 6.27
			percentage points

2.2
The total number of the Company’s shareholders and the shareholdings of the top 10 shareholders of circulating shares not subject to selling moratorium (the share reform already completed) as at the end of the reporting period

Unit: Shares
Total number of shareholders as at the end of the reporting period 97,570

Shareholdings of the top 10 shareholders of
circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held as at the end of the period	Class
HKSCC NOMINEES LIMITED	1,504,700,799	H shares
中國工商銀行－建信優選成長股票型證券投資基金	10,000,000	A shares
國際金融－滙豐°–TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	A shares
HSBC NOMINEES (HONG KONG) LIMITED	5,380,000	H shares
中國農業銀行－華夏平穩增長混合型證券投資基金	4,850,000	A shares
Shen Guojun 沈國軍	4,829,300	A shares
Zhang Wanru 張婉如	3,535,415	A shares
HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-9>	3,000,000	H shares
HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-43>	2,256,000	H shares
天津萬利成實業發展有限公司	2,196,240	A shares

3. IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company.

☒ Applicable ☐Not applicable

As the Company recorded a substantial loss last year, its net assets per share decreased compared to the same period last year. Loss in the first quarter this year decreased compared to the same period last year, resulting in a decrease in net losses.

3.2	Analysis of the progress of other significant events and their effects and proposed solution.

☐Applicable ☒ Not applicable

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☒ Applicable ☐Not applicable

The share reform was completed by the Company on 12th January, 2007 and the following undertakings were made:

1.	China Eastern Air Holding Company (“CEA Holding”) shall comply with the requirements of the relevant laws, regulations and constitutions and satisfy the statutory obligations.

2.	In particular, CEA Holding undertook that:

(1) the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan; and

(2) shall bear all the expenses in relation to the share reform plan.

CEA Holding represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, CEA Holding shall not transfer any shares held.

3.4
Warnings of and reasons for any expected accumulated loss from the beginning of the year to the end of the following reporting period or substantial change in profitability compared to the same period last year

☒ Applicable ☐Not applicable

Due to high gearing ratio and intensified market competition, the Company expects that it will continue to record losses from the beginning of the year to the end of the half-year reporting period.

3.5
The reasons for the differences between the shareholders’ equity at the beginning of year 2007 as stated in the balance sheet in this quarterly report and the shareholders’ equity at the beginning of year 2007 as stated in “Reconciliation statement for shareholders’ equity differences between new and old PRC Accounting Regulations”:

☐Applicable x Not applicable

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Executive Director)
Wan Mingwu	(Executive Director)
Zhong Xiong	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26th April, 2007